September 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SJW Group

Definitive Proxy Statement on Schedule 14A

Filed on March 8, 2022

File No. 001-08966

Ladies and Gentlemen:

Please refer to the letter dated September 2, 2022 (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) to SJW Group (the “Company”) regarding the above-referenced definitive Proxy Statement filed by the Company on March 8, 2022. This letter is intended to respond to the Staff’s Comment Letter. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Staff’s Comment Letter followed by the Company’s response thereto.

1. Please expand your discussion to address how the experience of the Lead Independent Director is brought to bear in connection with your board’s role in risk oversight.

2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:

•	represent the board in communications with shareholders and other stakeholders;

•	require board consideration of, and/or override your CEO on, any risk matters; or

•	provide input on design of the board itself.

3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;

•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•	how the board interacts with management to address existing risks and identify significant emerging risks;

•	whether you have a Chief Compliance Officer and to whom this position reports; and

•	how your risk oversight process aligns with your disclosure controls and procedures.

Response: We confirm that we will enhance our future proxy disclosures in accordance with questions 1, 2 and 3 discussed in the Staff’s Comment Letter as well as any material developments to our risk oversight structure.

Sincerely,

/s/ Willie Brown
Willie Brown
Vice President, General Counsel, and Corporate Secretary

cc:	Amanda Ravitz

Barbara Jacobs

U.S. Securities and Exchange Commission

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